Tax Jat • ANOTHER BILLION-DOLLAR QUARTER • DIGITAL DRIVES GROWTH THIRD QUARTER 2024 TRADING UPDATE

Trading update Q3 2024 2 1.52x NET DEBT EXCLUDING LEASES USD 2,100 billion NET DEBT EXCL. LEASES / EBITDA* Note: Cash and cash equivalents include USD 143 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. VEON also holds long-term sovereign bonds of USD 211 million as of 30 September 2024. * Denotes last-twelve-months (LTM) EBITDA 99.9 million USD 421 million USD 198 million CAPEX +51.2% YoY LTM capex intensity 19.2% LTM EQUITY FREE CASHFLOW +22.2% YoY USD 1,038 million TOTAL REVENUE +9.8% YoY +14.1% YoY in local currency TOTAL CASH AND CASH EQUIVALENTS USD 453 million at HQ USD 1,019 million 4G USERS +7.7% YoY 64.8% penetration TOTAL DIGITAL MONTHLY ACTIVE USERS +9.7% YoY Across all VEON digital services and platforms GROSS DEBT USD 335 million lower YoY USD 3,991 billion DIRECT DIGITAL REVENUE +35.1% YoY +32.6% YoY in local currency USD 121 million 103 million 3Q 2024 HIGHLIGHTS USD 916 million USD 438 million TELECOM AND INFRA REVENUE +7.2% YoY +12.2% YoY in local currency EBITDA -1.5% YoY +3.5% YoY in local currency

Trading update
Q3 2024

Amsterdam and Dubai, 14 November 2024 7:00AM CET – VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces selected unaudited financial and operating results for the third quarter and nine months ended 30 September 2024.

In 3Q24 VEON demonstrated robust growth, reporting an increase in revenues both in reported and local currencies. Total revenues reached USD 1,038 million, an increase of 9.8% YoY in reported currency (+14.1% YoY in local currency). EBITDA reached USD 438 million and represented a 1.5% YoY decrease in reported currency terms (+3.5% YoY in local currency). This quarter's EBITDA was primarily impacted by identified items, including operational pressures in Bangladesh and restructuring costs.

Capex in 3Q24 was USD 198 million, an increase of 51.2% YoY. LTM capex increased 16.3% YoY, with LTM capex intensity of 19.2% (+1.5 p.p. YoY). Total cash and cash equivalents as of 30 September 2024 amounted to USD 1,019 million (including USD 143 million related to banking operations in Pakistan and excluding USD 211 million in Ukrainian sovereign bonds) with USD 453 million held at the HQ level.

Blended weighted average inflation rates in the countries we operate in declined from 16.5% in Q3 2023, to 8.2% in Q3 2024, a reduction of 830 basis points. We are encouraged to see revenue growth exceeding average inflation levels in our markets.

For the full year we now expect total revenue growth of 8%-10% YoY and EBITDA growth of 4%-6% YoY in USD terms, assuming current FX rates. We are revising our prior local currency guidance, given the above considerations, to 12%-14% YoY growth for total revenue, and 9%-11% YoY growth for EBITDA, in local currency terms.

Underlying growth in local currency, excluding identified items, is expected to be 15%-16% YoY growth in revenue, and 10-11% YoY growth in EBITDA. This marks a change from our previous guidance of 16-18% growth for revenue, and 18-20% growth in EBITDA for 2024 in local currency terms which was normalised for the Ukrainian cyberattack. In addition to deceleration in blended inflation rates across VEON's operating markets, our new local currency guidance also reflects the business impact of civil unrest in Bangladesh and the sale of the TNS+ infrastructure asset in Kazakhstan.

Kaan Terzioğlu commented on the results:

"I am pleased to report a 14% YoY increase in revenue in local currency terms, exceeding the 8% blended inflation across our markets. Despite the impact of the civil unrest in Bangladesh, the sale of the TNS+ infrastructure asset in Kazakhstan, and with current currency levels in mind, we expect to finish the year with solid revenue growth of 8 to 10% in USD terms.

This achievement highlights our rapid expansion and innovation, supported by 8 million new 4G subscribers and 103 million digital service users. Direct digital revenues, now comprising 12% of our total revenue for the quarter, grew by 35% year-over-year. These gains, stemming from digital financial services, entertainment, healthcare, advertising, and super-apps, are not only enhancing user engagement and retention but also significantly boosting our ARPU and contributing directly to our top-line growth through diverse streams like interest income, advertising revenues, subscription services, platform commissions, and pay-per-view revenues.

Looking forward, I am enthusiastic about the future as we continue to drive growth and enrich customer experiences through advanced digital offerings and cutting-edge technologies like augmented intelligence. This approach not only cements our position at the forefront of the digital revolution but also ensures sustained growth and success in rapidly evolving frontier markets."

VEON Group USD, million	3Q24	3Q23	YoY Reported	YoY LCY	9M24	9M23	YoY Reported	YoY LCY
Total revenue, of which:	1,038	945	9.8%	14.1%	3,006	2,745	9.5%	13.6%
Telecom and infrastructure revenue	916	855	7.2%	12.2%	2,673	2,506	6.7%	11.1%
Direct digital revenue	121	90	35.1%	32.6%	334	239	39.5%	40.4%
EBITDA	438	444	(1.5%)	3.5%	1,283	1,245	3.0%	7.4%
Capex	198	131	51.2%		504	393	28.3%	
LTM capex intensity	19.2%	17.8%	1.5p.p.					
Equity Free Cash Flow	142	179	(20.3%)		309	301	2.8%	
Cash and cash equivalents	1,019	2,249	(54.7%)					
Cash and cash equivalents at HQ level	453	1,753	(74.1%)					
Net debt	3,114	2,135	45.9%					
Net debt, excluding leases	2,100	1,272	65.1%					
Customers (millions)								
Mobile customers	154.2	156.1	(1.2%)					
Digital MAU	102.9	93.8	9.7%					
Fixed-line customers	1.8	1.8	1.4%					
Operational metrics								
4G users (millions)	99.9	92.8	7.7%					
4G user penetration	64.8%	59.4%	5.4p.p.					

Note: Cash and cash equivalents includes USD 143 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. VEON also holds long-term USD denominated domestic Ukrainian sovereign bonds of USD 211 million as of 30 September 2024.

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3Q24 GROUP PERFORMANCE 5 KEY RECENT DEVELOPMENTS 8 LIQUIDITY AND CAPITAL STRUCTURE 10 COUNTRY PERFORMANCE 12 CONFERENCE CALL INFORMATION 18 PRESENTATION OF FINANCIAL RESULTS AND NONRECURRING ITEMS 19 DISCLAIMER AND NOTICE TO READERS 20 ATTACHMENTS 23 CONTENTS

3Q24 GROUP PERFORMANCE

VEON delivered 9.8% YoY reported currency growth in revenues and 14.1% YoY local currency growth in revenues in 3Q24.

VEON operations maintained strong Group revenue growth of 9.8% YoY in reported currency from 6.6% in 1Q24 and 12.1% in 2Q24, driven by Pakistan and Kazakhstan.

Pakistan achieved strong growth in both local and reported currency, while other operating companies experienced FX headwinds ranging from -5% in Kazakhstan, to -6% in Uzbekistan, -9% in Bangladesh and -13% in Ukraine. All operating companies, except Bangladesh, recorded YoY growth in local currency, with all other operating companies achieving strong double-digit growth in local currency.

3Q24 YoY	Reported	LCY
Total revenue	**9.8%**	**14.1%**
Ukraine	4.8%	17.9%
Pakistan	28.5%	22.6%
Kazakhstan	9.3%	14.8%
Bangladesh	(15.7%)	(8.4%)
Uzbekistan	8.3%	15.2%

Telecom and infrastructure revenues of USD 916 million during 3Q24 increased by 7.2% YoY in reported currency and rose by 12.2% YoY in local currency.

In 3Q24, **direct digital revenues** reached USD 121 million, growing by 35% YoY in reported currency, and by 33% YoY in local currency terms. In the third quarter of 2024, direct digital revenues accounted for 12% of our total revenue, up from 11% in the second quarter of 2024.

In 3Q24, **Group EBITDA** decreased by 1.5% YoY in reported currency and increased by 3.5% in local currency terms, with **Group EBITDA margin** of 42.2% (-4.9 p.p. YoY). Group EBITDA YoY growth was impacted by identified items such as HQ restructuring costs, and weaker operational performance in Bangladesh resulting from political volatility.

In 3Q24, the Group reported 154.2 million mobile subscribers (-1.2% YoY). The Group's **4G user base** grew by 7.7% YoY, reaching 99.9 million, with 7.1 million 4G users added over the last 12 months. As of the end of 3Q24, 4G users now account for 64.8% of our total subscriber base, increasing by 5.4 p.p. from a year earlier, further supporting the conversion of our subscribers into multiplay users who use at least one of our digital platforms and services in addition to 4G data and voice.

VEON has been actively progressing with its **Digital Operator strategy, "DO1440,"** initiated in 2021 by developing and expanding its portfolio of digital applications and services, and customizing them to meet the specific needs of each market it operates in. VEON aims to deliver digital engagement for every minute of the day through services powered by our 4G network across our key adjacent markets, spanning areas including financial services, digital entertainment, digital health, digital learning, business-to-business solutions and industrial applications, as well as providing locally relevant digital experiences. The total number of monthly active users ("MAUs") of VEON's digital services amounted to 103 million for September 2024, driving greater digital and financial inclusion.

Our **multiplay B2C customers** (those who make use of at least one of our digital services on top of our voice and

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Trading update Q3 2024 6 4G data services) increased by 16% YoY to 34.7 million, representing 28% of the user base and supported 26% YoY growth in multiplay revenues (+31% YoY in local currency) accounting for 51% of VEON’s B2C revenues. Multiplay B2C customer ARPU is 4.1x higher, and churn is 2.1x lower than for voice-only B2C customers. Excluding Bangladesh, Multiplay ARPU levels in each of our operating companies increased at rates ranging from 8% to 17% YoY in local currency terms in 3Q24. The Group's digital operators leverage digital entertainment applications to cater to the growing demand for locally relevant content in their markets, ensuring it is delivered with an enhanced digital experience. These applications support not only local content creators but also increasingly provide viable avenues for advertisers who want to reach the young and digitally savvy audiences of the Group’s digital applications. Our media streaming services, including Toffee in Bangladesh and Tamasha in Pakistan, remain an important part of our overall digital strategy in our multiplay customer base. Toffee MAUs declined to 6.1 million (-49% YoY) due to the high base from the Asia Cup in 3Q23, linear TV broadcast restrictions and civil unrest over the quarter. During this quarter, Tamasha in Pakistan recorded 10.6 million MAUs, declining 27% year-over-year. This decrease primarily stemmed from the seasonal variations in cricket content availability throughout the quarter. Our digital financial services business in Pakistan, JazzCash, reported 19.2 million MAUs (+25% YoY) and increased its 12-month total transaction volume by 64% YoY. In 3Q24, Group capex was USD 198.1 million (+51.2% YoY) with capex intensity for the last twelve months of 19.2% (+1.5 p.p. YoY). The Group closed the third quarter of 2024 with total cash and cash equivalents of USD 1.019 million, (an increase from USD 862 million at June 2024), with USD 453 million at the HQ level (an increase from USD 376 million at June 2024). In Ukraine, the team continued to focus on keeping the country connected and committed to rebuilding Ukraine’s digital infrastructure. Nearly 100% of our radio network is operational across all territories controlled by Ukraine at the end of the quarter. Kyivstar delivered robust local currency growth due to inflationary pricing adjustments, with total revenue increasing 17.9% YoY in local currency (4.8% YoY in reported currency). Kyivstar’s 4G customer base grew 4.3% YoY, with data usage rising 16.1% YoY per user. EBITDA increased by 6.9% YoY in local currency terms (-5.0% YoY in reported currency) despite ongoing operational and network cost pressures in 3Q24, including increased electricity and fuel costs in addition to continued charitable donations and staff support programs. In Pakistan, total revenues rose 22.6% YoY in local currency (+28.5% YoY in reported currency), a strong result supported by an improving macroeconomic backdrop. Jazz grew its 4G users (+14.5% YoY), ARPU (+6.9% YoY) and data usage (+12.2% YoY) in 3Q24. EBITDA increased by 14.7% YoY in local currency terms (+20.2% YoY in reported currency). Robust growth in service revenues and EBITDA for both JazzCash and Mobilink Microfinance Bank contributed meaningfully to Pakistan’s growth. In Kazakhstan, total revenues increased 14.8% YoY in local currency terms (+9.3% YoY in reported currency). This was driven by the further expansion of our mobile customer base (+5.9% YoY), in addition to 4G user growth (+11.8% YoY) and increased data usage (+4.9% YoY) that supported ARPU expansion (+3.6% YoY). EBITDA decreased by 5.9% YoY in local currency terms (-10.2% YoY in reported currency). In Bangladesh, Banglalink’s revenues decreased 8.4% YoY in local currency (-15.7% YoY in reported currency). The decline in revenue was due to political volatility, new taxes, depreciation of the Bangladeshi taka (c.8.6% YoY), and partially due to a decline of its subscriber base. The operator’s 4G users declined by a moderate 1.4% YoY despite the challenging consumer environment. Banglalink’s mobile subscriber base declined -5.4% YoY, while ARPU declined by -8.0% YoY. In 3Q24, EBITDA for Banglalink decreased by 4.0% YoY in local currency (- 11.6% YoY in reported currency) which is lower than topline revenue declines due to effective cost control measures (despite higher SIM tax, electricity tariffs, and other costs related to network expansion). As reported in our 20-F for the year ended 31 December 2023, preliminary analysis suggests that we may incur a substantial impairment charge to the carrying value of the Bangladesh Cash Generating Unit for the period ended 30 September 2024. Final results of the analysis are expected to be published in our interim unaudited consolidated

Trading update Q3 2024 7 condensed financial statements for the period ended 30 September 2024. In Uzbekistan, total revenues increased by 15.2% YoY in local currency (+8.3% YoY in reported currency due to a 6.4% depreciation of the Uzbekistan som YoY), representing the thirteenth consecutive quarter of double-digit YoY revenue growth. This was driven by higher 4G penetration, with 4G users now accounting for 74% of total customers, and robust growth in ARPU (+20.6%) and data usage (+19.2%). EBITDA increased by 15.0% YoY in local currency (+8.0% YoY in reported currency) in 3Q24. In 3Q24, VEON Group’s revenue and EBITDA YoY growth performance was impacted by operational headwinds in Bangladesh and identified items (c.USD 17 million revenue impact and c.USD 36 million EBITDA impact). Adjusted for this impact, in the first nine months of 2024, Group revenues increased by 16.0% YoY in local currency and EBITDA increased by 9.8% YoY in local currency. We now expect FY 2024 growth rates of 12%-14% YoY for total revenue; and 9%-11% YoY for EBITDA in local currency terms. In USD terms, we now expect total revenue growth of 8%-10% YoY and EBITDA growth of 4%-6% YoY in FY 20241. This takes into account a deceleration in blended inflation rates across VEON’s operating markets (down from 17% in Q3 2023, to 8% in Q3 2024), civil unrest in Bangladesh which disrupted operations, and the sale of the TNS+ asset in Kazakhstan. This marks a change from prior guidance of 16-18% growth in revenue, and 18- 20% growth in EBITDA for 2024 in local currency terms which was normalised for the Ukrainian cyberattack. 1 USD expectations are based on no significant local currency volatility in Q4 2024.

VEON announces Special General Meeting for the of the 2023 Audited Financials On 11 November 2024, VEON announced that the Board of Directors will convene a special general meeting of its shareholders on December 12, 2024 solely for the purpose of laying the audited financial statements for the period ending December 31, 2023 before shareholders as required by the Company’s bye-laws and applicable Bermuda law. VEON files its Dutch Annual Report with audited financial statements for year ended 31 December 2023 On 1 November 2024, VEON announced that it has filed its 2023 Dutch Annual Report, including audited consolidated financial statements for the year ended 31 December 2023 prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code (the “Statutory Financial Statements”), with the Dutch Authority for the Financial Markets (“AFM”). VEON commences its delisting from Euronext Amsterdam to consolidate its trading on Nasdaq New York On 21 October 2024, VEON announced that it has commenced the process for the delisting of its common shares (the “Common Shares”) from trading on Euronext Amsterdam, following the approval of Euronext Amsterdam. The Company’s last day of trading on Euronext Amsterdam will be 22 November 2024 and the delisting will be effective from 25 November 2024. With this move, VEON will consolidate the trading of its shares on the Nasdaq Capital Market, which will be the platform for the trading of VEON’s American depositary shares (the “ADSs”), each representing 25 Common Shares. The Company is also providing an opportunity for shareholders to deposit their Common Shares with the Company’s depositary, The Bank of New York Mellon, in exchange for delivery of ADSs. On or before the 22 November 2024, shareholders that do not hold a number of Common Shares corresponding to a multiple of 25 can sell or purchase Common Shares so that they hold a number of Common Shares that is a precise multiple of 25, allowing for the issue of the corresponding number of ADSs. VEON regains full compliance following 2023 20-F filing and appoints 2024 auditor On 17 October 2024, VEON announced that the Company filed its Annual Report on Form 20-F for the year ended 31 December 2023 (the "2023 Form 20-F") with the U.S. Securities and Exchange Commission at www.sec.gov following the completion of the audit of its 2023 financial statements by its independent auditor UHY LLP according to PCAOB audit standards. On 21 October 2024, VEON announced that following the filing of the 2023 Form 20-F on 17 October 2024, it has received confirmation from the Nasdaq Stock Market that VEON is now compliant with the Nasdaq listing requirements. The Listing Qualifications Department of Nasdaq had previously granted an exception to the Company to remediate the delayed filing of its 2023 Form 20-F by 11 November 2024 – a condition which the Company has met by filing its 2023 Form 20-F filing on 17 October 2024. On 13 November 2024, VEON announced that the VEON Board of Directors re-appointed UHY LLP as the Company’s independent registered public accounting firm for the audit of the Group's consolidated financial statements for the year ended 31 December 2024 in accordance with the standards established by the Public Company Accounting Oversight Board, United States (the "PCAOB Audit"). KEY RECENT DEVELOPMENTS IGHLIGHTS:

Trading update Q3 2024 9 VEON appoints Andrey Pyatakhin as the incoming CEO of Beeline Uzbekistan On 14 October 2024, VEON announced that Andrey Pyatakhin has been appointed as the incoming CEO of Beeline Uzbekistan following a decision by current Beeline Uzbekistan CEO Andrzej Malinowski to step down by the end of November 2024. Andrey Pyatakhin, joined the Group in 2001. In his more than 20 years with the Group, Andrey has served in various capacities, including as the CEO of Beeline Georgia, CEO of Beeline Armenia and most recently as the CEO of Beeline Kyrgyzstan. VEON announces plan to move its headquarters to Dubai International Financial Center On 14 October 2024, VEON announced that its Board of Directors has approved a plan to move the Group headquarters from Amsterdam to Dubai, United Arab Emirates, where VEON’s expanding operational hub has been located since early 2022. With the move of its headquarters to its hub in the Dubai International Financial Centre, the Group will become the largest Nasdaq-listed company with its Group headquarters in Dubai, which is also home to Nasdaq Dubai. VEON completes the sale of its stake in TNS+ in line with asset-light strategy On 30 September 2024, VEON announced that it has completed the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP (“TNS+”), to its JV partner, the DAR group of companies, following the receipt of necessary regulatory approvals. The sale was completed on 30 September 2024 for a total deferred consideration to VEON of USD 137.5 million. Following the sale, Beeline Kazakhstan will continue to offer an exceptional customer experience, with business continuity secured by long-term commercial contracts with TNS+ to continue providing its critical infrastructure to Beeline Kazakhstan. VEON strengthens group leadership team adding two senior executives On 30 September 2024, VEON announced the appointment of two new senior executives to its Group Leadership Team. Anand Ramachandran, who joins VEON as the Chief of Staff, and Inanc Cakiroglu, who joins as the Group Chief Information Officer, will both report to Group CEO Kaan Terzioglu. VEON bonds to re-enter CEMBI and JACI indices On 27 September 2024, VEON announced that the VEON Holdings B.V. notes due November 2027 were expected to be included and at the end of September 2024 were included in the J.P. Morgan EM Corporate Indices (CEMBI, JACI and JSEG). The CEMBI index was launched by J.P. Morgan in 2007 and is a benchmark index that tracks US-dollar denominated corporate bonds issued by emerging market companies. It consists of a liquid basket of corporate bond issues from emerging markets, typically made up of around 80 bonds from 60 issuers and 16 countries. The J.P. Morgan Asia Credit Index (JACI) is an all-inclusive benchmark that tracks liquid, US-dollar denominated debt instruments issued out of the Asia ex-Japan region. VEON General Counsel Omiyinka Doris named among Top 15 In-House Legal Leaders by the Financial Times On 13 September 2024, VEON announced that Omiyinka Doris, the Group General Counsel, was named by the Financial Times (FT) as one of the world’s top 15 in-house legal leaders in FT’s annual list. The FT annual list of the world’s top company lawyers highlights the achievements of senior in-house lawyers who have excelled at responding to changing demands and needs within their respective sectors and navigating geopolitical complexities. VEON announces vesting of conditional award to Group CEO Kaan Terzioglu On 12 September 2024, VEON announced the vesting of a conditional incentive award (the “Conditional Award”) to its Group CEO, Kaan Terzioglu. This Conditional Award was made under VEON's 2021 Long Term Incentive Plan (“LTIP”). VEON and Mr. Terzioglu agreed to amend the terms of the Conditional Award to provide a structured settlement, which includes a gross cash payment of USD 500,000 made in August 2024, and a transfer of 2,729,000 common shares (equivalent to 109,160 ADSs) to be completed by no later than 31 August 2025. VEON discloses its unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2024 and publishes its interim report for the same period On 30 August 2024, VEON disclosed its unaudited interim condensed consolidated financial statements for the six- month period ended 30 June, 2024 for VEON Ltd. and its wholly-owned subsidiary, VEON Holdings B.V., and published its interim report for VEON Ltd. for the same period.

LIQUIDITY AND CAPITAL STRUCTURE

KEY DATA

USD million	30 Sep 2024	30 Jun 2024	QoQ	30 Sep 2023	YoY
Cash and cash equivalents	**1,019**	**862**	**18%**	**2,249**	**(55%)**
Marketable securities	211	215	(1.9%)		
Gross debt, of which	**3,991**	**3,961**	**0.8%**	**4,326**	**(7.7%)**
Bonds and loans - principal	2,896	2,774	4.4%	3,462	(16.4%)
Lease liabilities - principal	1,014	1,011	0.3%	863	17.4%
Long-term accounts payable and other	81	176	(54.0%)		
Net debt	**3,114**	**3,237**	**(3.8%)**	**2,135**	**45.9%**
Net debt / LTM EBITDA	1.89x	1.95x		1.25x	
Net debt excluding leases	**2,100**	**2,226**	**(5.7%)**	**1,272**	**65.1%**
Net debt excluding leases / LTM EBITDA	1.52x	1.59x		0.85x	

Note: Certain comparative amounts have been reclassified to conform to the current period presentation. 'Cash and cash equivalents includes USD 143 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt and net debt / LTM EBITDA ratios. 'Long-term accounts payable and other' relates to arrangements with vendors for financing network equipment.

Total cash and cash equivalents increased in the Q3 2024 to approximately USD 1,019 million compared to Q2 2024 (USD 862 million). Of this, USD 453 million in cash and cash equivalents is held by VEON's HQ in Amsterdam. The HQ-level cash and cash equivalents are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks. During the first nine months of 2024, operating companies upstreamed USD 396 million in dividends (after withholding tax).

In addition to the USD 1,019 million in cash and cash equivalents, VEON also holds USD denominated domestic Ukrainian sovereign bonds of USD 211 million (classified as investments) as of 30 September 2024 with tenors greater than 3 months.

Gross debt increased by USD 30 million to USD 3,991 million in the third quarter of 2024, mainly as a result of new debt in Pakistan and Kazakhstan, partially offset in July 2024 by USD$72million equivalent of VEON Holdings bonds which were transferred to VEON Holdings' wholly owned subsidiary upon the receipt of an OFAC license to settle the remaining deferred purchase consideration for PJSC VimpelCom.

Lease liabilities remained stable at USD 1,014 million at the end of 3Q24 (USD 1,011 million in 2Q24).

Net debt decreased to USD 3.1 billion at the end of 3Q24 (USD 3.2 billion at the end of 2Q24) and **Net debt excluding leases** decreased to USD 2.1 billion (USD 2.2 billion at the end of 2Q24) due to lower new borrowings

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Trading update Q3 2024 11 compared to the net cash added to the cash balance during the quarter. This resulted in lower net debt/EBITDA and net debt excluding leases/EBITDA ratios of 1.89x and 1.52x, respectively. Debt maturities at HQ level, USD million equivalent, million Year Debt at HQ level (Bonds) 2024 - 2025 593 Beyond 2025 1,083 Note: the amounts exclude accrued interest costs. As of 30 September 2024, HQ debt presented above includes an equivalent of USD 112 million of legacy bonds for which no further payments are due and that are subject to a potential exchange into new notes if eligible investors come forward. VEON HQ does not have any debt maturities until April 2025.

Trading update Q3 2024 12 KEY FIGURES BY COUNTRIES USD million 3Q24 3Q23 YoY reported YoY LCY 9M24 9M23 YoY reported YoY LCY Total revenue 1,038 945 9.8% 14.1% 3,006 2,745 9.5% 13.6% Ukraine 250 238 4.8% 17.9% 674 702 (4.0%) 4.7% Pakistan 359 279 28.5% 22.6% 1,026 820 25.2% 25.0% Kazakhstan 224 204 9.3% 14.8% 662 567 16.6% 18.2% Bangladesh 123 146 (15.7%) (8.4%) 404 428 (5.5%) 0.2% Uzbekistan 70 65 8.3% 15.2% 203 194 4.9% 14.3% Kyrgyzstan (asset held for sale) 15 15 (0.2%) (3.9%) 42 41 2.7% 2.6% HQ and eliminations (2) (2) 28.6% (5) (7) 30.1% Service revenue 1,000 918 8.9% 13.4% 2,890 2,661 8.6% 12.8% Ukraine 247 236 4.6% 17.7% 666 697 (4.4%) 4.3% Pakistan 332 263 26.4% 20.6% 942 765 23.1% 22.9% Kazakhstan 217 199 8.9% 14.5% 642 550 16.8% 18.3% Bangladesh 122 144 (15.3%) (8.0%) 400 421 (5.0%) 0.8% Uzbekistan 70 65 7.9% 14.8% 202 194 4.6% 14.0% Kyrgyzstan (asset held for sale) 14 15 (1.9%) (5.5%) 42 41 1.9% 1.9% HQ and eliminations (2) (2) 30.2% (5) (7) 29.4% EBITDA 438 444 (1.5%) 3.5% 1,283 1,245 3.0% 7.4% Ukraine 144 152 (5.0%) 6.9% 379 425 (10.9%) (2.6%) Pakistan 149 124 20.2% 14.7% 450 373 20.4% 20.2% Kazakhstan 106 118 (10.2%) (5.9%) 349 314 11.2% 12.3% Bangladesh 50 56 (11.6%) (4.0%) 146 161 (9.2%) (3.4%) Uzbekistan 25 23 8.0% 15.0% 73 79 (7.2%) 1.3% Kyrgyzstan (asset held for sale) 5 6 (21.9%) (24.7%) 14 16 (13.0%) (13.0%) HQ and eliminations (40) (34) (18.4%) (128) (123) (3.7%) EBITDA margin 42.2% 47.0% (4.9p.p.) 42.7% 45.4% (2.7p.p.) COUNTRY PERFORMANCE

Trading update
Q3 2024

VEON

UKRAINE

Proven resilience and return to growth

UAH million	3Q24	3Q23	YoY	9M24	9M23	YoY
Total revenue	**10,267**	**8,711**	**17.9%**	**26,861**	**25,667**	**4.7%**
Service revenue	10,163	8,637	17.7%	26,571	25,480	4.3%
EBITDA	**5,924**	**5,542**	**6.9%**	**15,136**	**15,547**	**(2.6%)**
EBITDA margin	57.7%	63.6%	(5.9p.p.)	56.4%	60.6%	(4.2p.p.)
Capex	2,625	1,616	62.5%	5,973	3,791	57.5%
Capex intensity	24.6%	18.4%	6.1p.p.			
Customers						
Mobile (mln)	23.3	24.1	(3.3%)			
Digital MAU (mln)	9.0	7.1	26.5%			
Broadband (mln)	1.1	1.1	(1.8%)			
Mobile metrics						
Total revenue	9,384	8,128	15.5%	24,573	23,843	3.1%
Service revenue	9,384	8,128	15.5%	24,573	23,843	3.1%
Data revenue	5,971	4,976	20.0%	15,240	14,463	5.4%
Data users (mln)	17.7	19.5	(9.2%)			
4G users (mln)	15.3	14.6	4.3%			
4G Penetration	65.4%	60.7%	4.8p.p.			
ARPU (UAH)	134	112	20.2%			
MOU (min)	300	311	(3.4%)			
Data usage (GB/user)	10.9	9.4	16.1%			
Total digital revenue	232	45	410.0%	594	290	104.8%
Total fixed-line revenue	546	464	17.8%	1,410	1,350	4.5%

Kyivstar's revenues and EBITDA in the third quarter of 2024 saw strong growth ensuring business resilience and continuity, despite several challenges including energy blackouts. Kyivstar supports Ukraine's recovery and reconstruction to meet the vital connectivity needs of the country and serve the population with digital capabilities, as well as futureproofing our network with OpenRAN partnerships.

In 3Q24, total **revenues** increased by 17.9% YoY in local currency, with service revenues higher by 17.7% YoY in local currency, due to an expansion in ARPU (+20.2%). This growth was bolstered by inflationary price adjustments, an uptick in 4G penetration and an increase in customers opting for Kyivstar's data and digital offerings resulting in higher mobile data consumption.

EBITDA saw a YoY increase of 6.9% in local currency, resulting in an EBITDA margin of 57.7% for the third quarter of 2024. This improvement was primarily due to higher mobile data revenues supported by the diligent implementation of cost control measures, despite ongoing operational and network cost pressures in 3Q24, including increased electricity and fuel costs in addition to continued charitable donations and staff support programs.

Kyivstar's **4G user base** reached 15.3 million (+4.3% YoY), and now accounts for 65.4% of the total customer base (+4.8p.p. YoY). The growth in 4G users, together with new customer value propositions, including new promotions and bundle offers, supported 16.1% YoY growth in data usage.

Kyivstar's mobile customer base was down 3.3% YoY as the number of Ukrainians living outside of Ukraine continues to impact the subscriber base.

With an enhanced focus on VEON's **DO1440** strategy, Kyivstar supported access to key services including digital healthcare and information and entertainment services. Kyivstar's **multiplay customers** increased by 46.7% YoY.

Helsi Ukraine, the country's largest digital healthcare platform, continues to power digital medicine in Ukraine, with more than 28 million registered patients (+8.4% YoY) having access to nearly 1,600 active healthcare institutions (+10.1% YoY) and more than 39,000 specialists active on the platform (+11.6% YoY) as of 30 September 2024. Helsi mobile app downloads reached 8.8 million at the end of the quarter, helping our clients to book 2.2 million appointments through the platform during the reporting period (+20.3% YoY). A recently launched new service has provided more than 60,000 analysis interpretations from the most popular laboratory chains in Ukraine to nearly 33,000 customers, showing high potential for further development.

The media streaming service, **Kyivstar TV** closed the quarter with a 42.5% YoY increase in MAUs. Kyivstar TV made significant strides by exclusively adding Amazon movies and TV series with Ukrainian dubbing to the platform and continues to exclusively broadcast wrestling in Ukraine. The platform's features, such as content downloading and multi-profile and personalized viewing recommendations, are gaining popularity, significantly enhancing its user experience and engagement.

In 3Q24, **capex** was 62.5% higher YoY (LTM capex intensity of 24.6% increasing +6.1p.p. YoY) due to additional investment into resilient connectivity for Ukraine and further 4G development. Kyivstar has already deployed over 2,300 generators and 124,000 four-hour duration batteries at base stations to provide backup power during blackouts to enable service continuity during the extended blackouts caused by attacks on Ukraine's energy infrastructure. In line with its "4G everywhere" strategy, Kyivstar installed over 300 4G base stations in 3Q24.

Kyivstar maintained nearly 100% operational uptime of its radio network across all territories controlled by Ukraine at the end of September 2024.

13

Trading update
Q3 2024

VEON

PAKISTAN

Strong double-digit revenue and EBITDA YoY growth

PKR million	3Q24	3Q23	YoY	9M24	9M23	YoY
Total revenue	**99,930**	**81,538**	**22.6%**	**286,050**	**228,829**	**25.0%**
Service revenue	92,507	76,727	20.6%	262,494	213,644	22.9%
EBITDA	**41,380**	**36,071**	**14.7%**	**125,275**	**104,219**	**20.2%**
EBITDA margin	41.4%	44.2%	(2.8p.p.)	43.8%	45.5%	(1.7p.p.)
Capex	13,442	6,753	99.0%	33,241	20,595	61.4%
Capex intensity	13.4%	13.5%	(0.1p.p.)			
Customers						
Mobile (mln)	71.6	70.5	1.6%			
Digital MAU (mln)	59.8	51.6	15.9%			
Mobile metrics						
Total revenue	70,263	63,957	9.9%	204,817	182,942	12.0%
Service revenue	70,263	63,957	9.9%	204,817	182,942	12.0%
Data revenue	37,977	32,282	17.6%	110,644	91,295	21.2%
Data users (mln)	57.3	53.5	7.1%			
4G users (mln)	49.4	43.2	14.5%			
4G penetration	69.1%	61.2%	7.8p.p.			
ARPU (PKR)	302	282	6.9%			
MOU (min)	250	235	6.7%			
Data usage (GB/user)	7.3	6.5	12.2%			
Total digital revenue	25,443	20,001	27.2%	68,425	49,035	39.5%

With a robust portfolio of digital offerings and double-digit growth in multiplay customers, further supported by JazzCash and MMBL's outstanding performance, Jazz delivered another quarter of strong local currency revenue growth.

In 3Q24, total **revenues** rose by 22.6% YoY in local currency reflecting strong growth in 4G users and disciplined fair value pricing as ARPU grew 6.9% YoY. Jazz's fintech offerings stood out in this quarter, with robust growth in revenues for both JazzCash (+85.5% YoY in local currency) and Mobilink Microfinance Bank (+56.3% YoY in local currency) driving a 27.2% YoY growth in total direct digital revenues.

EBITDA rose by 14.7% YoY in local currency, representing a seventh consecutive quarter where revenue growth has consistently met or exceeded 20% and EBITDA growth has been mid-double digit.

JazzCash and Mobilink Microfinance Bank saw further EBITDA margin expansion. JazzCash grew EBITDA from PKR 561 million in 3Q23 to PKR 3.2 billion in 3Q24, Mobilink Microfinance Bank generated PKR 4.5 billion in EBITDA, representing 124% growth YoY.

In 3Q24, the **4G user base** reached 49.4 million, a YoY increase of 14.5%, with 4G penetration of 69.1% (+7.8 p.p.). Jazz reported 71.6 million mobile subscribers (+1.6% YoY).

With the continued execution of its **DO1440** strategy, Jazz recorded 23% YoY growth in **multiplay B2C customers** who benefit from digital services such as JazzCash, the self-care app SIMOSA and the entertainment platform Tamasha.

In 3Q24, multiplay customers accounted for 30.4% of the monthly active consumer base. With 3.5x the ARPU of voice-only users, Jazz's multiplay customers generated 58.8% of the operator's revenues in the B2C segment (+10.4 p.p. YoY).

In 3Q24, **JazzCash** had 19.2 million MAUs and issued over 118,000 digital loans to its customers daily (+111% YoY) during 3Q24. Total revenue grew 85.5% YoY driven by LTM Gross Transaction Value of PKR 8.4 trillion in 3Q24, a 59.4% YoY increase as well as 2.5x YoY increase in revenue from digital lending. This was supported by continued expansion of its retail distribution network, reaching nearly 296,000 active merchants (+40.8% YoY) and by healthy growth of its agent base with almost 127,000 active agents by the end of 3Q24 (+6.4% YoY).

The SIM care and lifestyle app **SIMOSA** saw MAUs increase by 13.9% YoY, reaching 15.4 million at the end of 3Q24. SIMOSA continues to enrich the daily lives of its customers, fulfilling their needs from telecommunications to lifestyle services, leading as the number 1 lifestyle app on the Google Play Store. SIMOSA is now also catering to non-Jazz users, attracting over 200,000 sign ups, positioning itself to becoming an all-in-one SIM care and lifestyle app option for smartphone users across the country.

In 3Q24, **Tamasha,** Pakistan's largest home-grown streaming platform, expanded internationally by streaming Pakistan's Test Cricket matches against Bangladesh in August and September which, extending the platform's reach to viewers in sub-Saharan Africa and India. Additionally, Tamasha streamed the Paris Olympics, enabling millions of users in Pakistan to proudly witness Arshad Nadeem's historic Gold Medal victory in Javelin, where he also set an Olympic record. By the end of the quarter, Tamasha achieved 10.6 million monthly active users (MAUs) and 1.1 million average daily active users (DAUs).

Mobilink Microfinance Bank received at GSMA's M360 Asia-Pacific Annual Conference the "Digital Nations Video Creativity Award" for its "Invisible Heirs" campaign addressing a social issue in Pakistan and many other parts of the world where women are deprived of their rightful inheritance following the death of a spouse or parent.

Capex was PKR 13.4 billion in 3Q24 (+99% YoY) as Jazz continues to expand and upgrade its 4G network and increased investment into certain digital products. LTM capex intensity for Jazz is 13.4% (-0.1 p.p. YoY).

14

Trading update
Q3 2024

KAZAKHSTAN

Double-digit revenue and EBITDA growth, expanding digital portfolio and gaining market share

KZT million	3Q24	3Q23	YoY	9M24	9M23	YoY
Total revenue	**106,830**	**93,026**	**14.8%**	**303,542**	**256,895**	**18.2%**
Service revenue	103,468	90,395	14.5%	294,667	249,122	18.3%
EBITDA	**50,535**	**53,730**	**(5.9%)**	**159,785**	**142,252**	**12.3%**
EBITDA margin	47.3%	57.8%	(10.5p.p.)	52.6%	55.4%	(2.7p.p.)
Capex	26,975	14,954	80.4%	49,143	33,722	45.7%
Capex intensity	22.8%	17.0%	5.8p.p.	16.2%	13.1%	
Customers						
Mobile (mln)	11.6	11.0	5.9%			
Digital MAU (mln)	12.2	8.4	45.1%			
Broadband (mln)	0.7	0.7	6.7%			
Mobile metrics						
Total operating revenue	74,118	63,418	16.9%	212,384	171,190	24.1%
Service revenue	74,118	63,418	16.9%	212,384	171,190	24.1%
Data revenue	51,423	47,376	8.5%	151,821	123,667	22.8%
Data users (mln)	10.1	9.3	9.4%			
4G users (mln)	8.9	8.0	11.8%			
4G penetration	76.7%	72.6%	4.1p.p.			
ARPU (KZT)	2,224	2,147	3.6%			
MOU (min)	130	147	(11.1%)			
Data usage (GB/user)	18.0	17.1	4.9%			
Total digital revenue	10,211	8,145	25.4%	28,801	21,939	31.3%
Total fixed-line revenue	27,173	20,437	33.0%	71,223	60,705	17.3%

Beeline Kazakhstan continued to gain market share in 3Q24, with nearly 15% YoY growth in revenues. Beeline Kazakhstan has 77% 4G penetration in 3Q24 and Multiplay customers revenue rose 22.8% YoY.

In 3Q24, total **revenues** rose by 14.8% YoY, while service revenues increased by 14.5% YoY, driven by growth in the mobile data consumption as well as new digital offerings.

EBITDA decreased by 5.9% YoY in 3Q24 due to a higher base effect in 3Q23 from a radio frequency tax benefit, and charitable donations in 3Q24.

Beeline Kazakhstan expanded its **4G user base** to 8.9 million, up 11.8% YoY at the end of 3Q24, and reached 76.7% 4G penetration of the total customer base.

Beeline Kazakhstan continued to expand its digital portfolio in line with the **DO1440** strategy. **Multiplay customers** who used services such as IZI, Simply, My Beeline, Hitter and BeeTV reached over 3.9 million, up 2.7% YoY. With higher ARPU and lower churn, these customers contributed 66.8% of the revenues in the B2C segment.

The **MyBeeline** self-care platform increased its MAUs by 4.9% YoY, reaching 4.7 million MAUs.

The **BeeTV** multiplatform entertainment service reached over 895,000 MAUs (+13.7% YoY), with over 70% of customers using the mobile version of the service. In 2023, BeeTV acquired broadcasting rights for 125 games in the UEFA Champions League 2023/24, with 24 games airing exclusively on BeeTV. The 2023/24 UEFA Champions League group stage began on 19 September 2023 and ended on 1 June 2024.

Beeline Kazakhstan's sub-brand **IZI** continued to deliver strong growth with MAUs of the IZI app increasing 42.8% YoY to nearly 608,000. At the end of 3Q24, IZI recorded over 300,000 monthly active subscribers using an IZI SIM card, a 36.9% increase YoY. Total ARPU of IZI platform users increased by 6.0% YoY on the back of its expanded value proposition as the platform offers a variety of unique and new content and actively promotes Kazakh celebrities.

Simply, Kazakhstan's first domestic mobile online only neobank, saw a 7.1x YoY increase in MAUs, which reached almost 2.3 million at the end of 3Q24. This growth was driven by the ecosystem cashback program initiated by Beeline Kazakhstan, with "Simply bonuses" serving as the key integrated pillar of ecosystem development.

Capex was KZT 27.0 billion during the quarter, representing an LTM capex intensity of 22.8%. The elevated capex in Kazakhstan was aimed at addressing underlying demand and entrenching our network leadership. Beeline Kazakhstan's capex budget is being prioritised to massive MIMO, 4.9G roll-outs and for the 250+ rural roll-out project. The 250+ project focuses on expanding the 4G network and connecting remote and rural areas.

Beeline Kazakhstan, through its Corporate Foundation "Zhyly Zhurek", is supporting digital skills development in Kazakhstan with the funding and inauguration of a newly constructed secondary school that includes high-end technology facilities. The school has been equipped with a state-of-the-art computer lab, workshops, laboratories and sports facilities and will serve over 900 children.

15

Trading update
Q3 2024

VEON

BANGLADESH

Impacted by macro-economic headwinds and civil unrest

BDT million	3Q24	3Q23	YoY	9M24	9M23	YoY
Total revenue	**14,546**	**15,882**	**(8.4%)**	**46,015**	**45,911**	**0.2%**
Service revenue	14,384	15,634	(8.0%)	45,523	45,182	0.8%
EBITDA	**5,866**	**6,108**	**(4.0%)**	**16,649**	**17,230**	**(3.4%)**
EBITDA margin	40.3%	38.5%	1.9p.p.	36.2%	37.5%	(1.3p.p.)
Capex	2,009	2,171	(7.5%)	5,920	9,291	(36.3%)
Capex intensity	12.8%	22.7%	(9.8p.p.)			
Customers						
Mobile (mln)	37.8	39.9	(5.4%)			
Digital MAU (mln)	14.1	19.7	(28.4%)			
Mobile metrics						
Total revenue	14,350	15,592	(8.0%)	45,217	45,113	0.2%
Service revenue	14,350	15,592	(8.0%)	45,217	45,113	0.2%
Data revenue	4,219	5,776	(27.0%)	14,763	16,128	(8.5%)
Data users (mln)	24.5	27.0	(9.1%)			
4G users (mln)	19.3	19.6	(1.4%)			
4G penetration	51.2%	49.1%	2.1p.p.			
ARPU (BDT)	121	132	(8.0%)			
MOU (min)	151	156	(3.5%)			
Data usage (GB/user)	4.5	5.8	(22.7%)			
Total digital revenue	34	42	(19.0%)	306	68	349.5%

In 3Q24, Banglalink's total revenues saw local currency decline of 8.4% year-over-year, with service revenues also falling by 8.0%. The dip in revenues was primarily influenced by political unrest and civil disturbances during July and August of 2024, coupled with the implementation of a new tax on revenues from telecommunications services.

This performance was impacted by declines in the subscriber base (-5.4% YoY) and ARPU (-8.0% YoY). The declines in revenue were due to network outages during period, a decline in consumer disposal income given economic disruptions, and the introduction of a new tax which structurally reduces all operator revenue bases by around 5%.

In 3Q24, **EBITDA** decreased by 4.0% YoY, which represents a notably smaller decline compared to revenues. This performance occurred in a challenging environment characterized by increased SIM taxes, higher electricity tariffs, and additional expenses associated with network expansion. Despite these pressures, effective cost control initiatives were successfully implemented throughout the period, helping to mitigate the downward impact on EBITDA.

Due to civil unrest and network outages, Banglalink experienced a decline in its customer base in 3Q24 to 37.8 million (-5.4% YoY). Banglalink recorded a 1.4% decline in its **4G user base** to 19.3 million at the end of the quarter. This corresponds to 51.2% 4G penetration, a 2.1 p.p. YoY increase. A focus on increasing 4G penetration remains a strategic objective of Banglalink's **DO1440** strategy and key enabler of Banglalink's future growth plans.

The **multiplay customer base** declined by 11.6% YoY, whilst multiplay B2C revenues declined by 8.8% YoY and accounted for 33.9% of B2C revenues during 3Q24.

Banglalink's **Toffee** is the country's leading entertainment application and OTT platform with audio and video streaming services accessible to users of all mobile operators in Bangladesh.

In 3Q24, Toffee had 6.1 million MAUs (-49.3% YoY). Toffee streamed the Copa America behind a paywall for 650,000 football fans in the country, who consumed nearly 100 million minutes of content. Banglalink has secured exclusive streaming rights for ICC world events across Bangladesh until the end of 2025. Toffee also successfully reinstated linear TV channels by partnering directly with international broadcasters making it the only OTT platform in the country to offer linear TV.

Banglalink's **MyBanglalink** ("MyBL"), a pioneering telecommunications super app, continues to maintain its ranking as the number 1 app in the lifestyle category on the Google Play Store at the end of the quarter. MyBL caters to a MAU base of 7.6 million at the end of the quarter (+0.7% YoY). MyBL is Bangladesh's premier digital health services aggregator and provides an extensive range of services including music, gaming, education, ticket bookings and seamless utility bill payments. There are 2.3 million users listening to music from the library of more than 100,000 Bengali songs, 1.1 million users using e-health services with access to more than 14,000 doctor consultations, and 200,000 MAUs using online courses with over 33,000 enrollments – for the last twelve months.

Banglalink at GSMA's M360 Asia-Pacific Annual Conference received the "Excellence in Digital Inclusion Video Award" for the "MyBL Super App: Revolutionising Healthcare in Rural Bangladesh" campaign. Banglalink's MyBL super app, which includes a healthcare module, among other features, and serves 7.6 million MAUs as of September 2024, has helped make healthcare more accessible in the country.

Capex in 3Q24 was BDT 2.0 billion and capex intensity over the past 12 months reduced to 12.8% (-9.8 p.p. YoY) as the largest part of the 4G network roll-out was carried out in 2022 and 2023.

As reported in our 20-F for the year ended 31 December 2023, preliminary analysis suggests that we may incur a substantial impairment charge to the carrying value of the Bangladesh Cash Generating Unit for the period ended 30 September 2024. Final results of the analysis are expected to be published in our interim unaudited consolidated condensed financial statements for the period ended 30 September 2024.

16

Trading update
Q3 2024

VEON

UZBEKISTAN

Double-digit revenue growth, reached 74% 4G user penetration

UZS million	3Q24	3Q23	YoY	9M24	9M23	YoY
Total revenue	**885,516**	**768,393**	**15.2%**	**2,558,478**	**2,237,823**	**14.3%**
Service revenue	881,813	768,077	14.8%	2,550,559	2,236,926	14.0%
EBITDA	**315,912**	**274,783**	**15.0%**	**918,629**	**907,053**	**1.3%**
EBITDA margin	35.7%	35.8%	(0.1p.p.)	35.9%	40.5%	(4.6p.p.)
Capex	131,421	96,426	36.3%	870,761	509,538	70.9%
Capex intensity	31.0%	19.1%	11.9p.p.			
Customers						
Mobile (mln)	8.2	8.7	(6.0%)			
Digital MAU (mln)	7.3	6.4	15.1%			
Mobile metrics						
Total revenue	848,765	747,978	13.5%	2,454,954	2,157,673	13.8%
Service revenue	848,765	747,978	13.5%	2,454,954	2,157,673	13.8%
Data revenue	668,521	569,800	17.3%	1,912,402	1,598,973	19.6%
Data users (mln)	7.3	7.7	(4.4%)			
4G users (mln)	6.1	6.1	(1.2%)			
4G penetration	74.2%	70.6%	3.7p.p.			
ARPU (UZS)	34,500	28,602	20.6%			
MOU (min)	454	482	(5.9%)			
Data usage (GB/user)	11.9	10.0	19.2%			
Total digital revenue	33,713	20,170	67.1%	96,551	78,271	23.4%

Beeline Uzbekistan delivered healthy topline growth of +15.2% YoY, recording its twelfth consecutive quarter of double-digit YoY topline growth, and has 74% 4G user penetration.

In 3Q24, total **revenues** increased by 15.2% YoY in local currency. This operational performance was driven by a higher demand for Beeline's data and digital services, which led to 20.6% YoY growth in ARPU.

EBITDA increased 15.0% YoY, as Beeline Uzbekistan continued operational investments into AdTech. Excluding AdTech investments, additional pressure on EBITDA YoY performance was due to higher electricity tariffs and accelerated network expansion.

In 3Q24, Beeline Uzbekistan had 8.2 million subscribers, while the **4G user base** reached 6.1 million users during the quarter, a 1.2% YoY decrease. 4G users now account for 74.2% of total customers (+3.7 p.p. YoY). The Beeline Uzbekistan customer base in 3Q24 was impacted by optimization measures, as the team focuses on improving mobile ARPU and retaining more valuable customers.

With a strong focus on the execution of its **DO1440** strategy, Beeline Uzbekistan continued offering new digital bundles and tariff plans in 3Q24, building on its portfolio of digital products and services. Supported by higher 4G user penetration and uptake of digital products, Beeline Uzbekistan increased its **multiplay customer base** by 14.6% YoY. Multiplay users now account for 46.9% of the monthly active B2C customer base, driving 31.4% YoY increase in B2C revenues during 3Q24.

Beeline Uzbekistan is progressively transitioning to a new optimized portfolio of digital products and services. In 3Q24, Beeline Uzbekistan officially launched the digital entertainment platform **KINOM** in Uzbekistan. KINOM delivers Full HD streaming on Apple and Android smartphones, Smart TVs and computers. The platform focuses on local language content with a wide selection of films and programs in Uzbek, ensuring greater relevance for consumers and supporting national content creators. With a content offering of more than 130 channels of linear TV, as well as on-demand films and TV series, KINOM is accessible for all mobile users in the country. Entertainment platforms, including KINOM and **Beeline Music**, accounted for over 1.0 million MAUs in 3Q24.

The **Beepul** mobile financial services platform grew 2.0x YoY reaching 1.3 million MAUs at the end of 3Q24 and experienced growing engagement with customers, increasing the average value per transaction by 38.1% YoY.

The self-service app **Beeline Uzbekistan**, rated 4.5 stars out of 5.0 stars on the Google Play Store, recorded 4.8 million MAUs (+11.2%).

Beeline Uzbekistan's digital-first operator, **OQ** which launched in October 2023, reached over 181,200 MAUs at the end of the quarter. OQ provides integrated digital experiences in entertainment and communication, serving digital natives who use mobile internet extensively to engage with lifestyle services.

Capex was UZS 131.4 billion in 3Q24, with capex intensity of 31.0%. Beeline Uzbekistan accelerated its 4G network rollout in prior periods to meet growing demand in 4G coverage and quality across the country and reported a 17.6% YoY increase in 4G base stations.

17

Trading update Q3 2024 18 On 14 November 2024, VEON will host a conference call with senior management at 14:00 CET (13:00 GMT, 8:00 EST). 3Q24 results conference call To register and access the event, please click here or copy and paste this link to the address bar of your browser: https://veon-Q3-2024-trading-update.open-exchange.net/. Once registered, you will receive registration confirmation at the email address mentioned during registration with the link to access the webcast and dial-in details to listen to the conference call over the phone. We strongly encourage you to watch the event through the webcast link, but if you prefer to dial in, then please use the dial-in details. Q&A If you want to participate in the Q&A session, we ask that you select the ‘Yes' option on the ‘Will you be asking questions live on the call?’ dropdown. That will bring you to a page where you can join the Q&A room by clicking 'Connect to meeting’. You will be brought into a zoom webinar where you can listen to the presentation and once Q&A begins, if you have a question, please use the ‘raise hand button’ on the bottom of your zoom screen. When it is your turn to speak, the moderator will announce your name as well as sending a message to your screen asking you to confirm you want to talk. Once accepted, please unmute your mic and ask your question. You can also submit your questions prior to the event to VEON Investor Relations at ir@veon.com. The conference call replay, the slide presentation and a transcript of the conference call will also be available for download from VEON’s website. CONTACT INFORMATION Investor Relations Faisal Ghori ir@veon.com CONFERENCE CALL INFORMATION

Trading update Q3 2024 19 VEON’s results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards (“IFRS”) and have not been externally audited or reviewed. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, net debt, capex, capex intensity, local currency ("LCY") trends and ARPU, is defined in Attachment A and reconciled to the comparable IFRS information in Attachment C. PRESENTATION OF FINANCIAL RESULTS

Trading update Q3 2024 20 DISCLAIMER VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s growth trajectory and ability to generate sufficient cash flow; VEON’s intended expansion of its digital experience including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; VEON’s assessment of the impact of the political conflict in Bangladesh; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s intended delisting from Euronext Amsterdam; VEON’s planned HQ relocation to the Dubai International Financial Centre in the United Arab Emirates, VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; its dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of DISCLAIMER AND NOTICE TO READERS

Trading update Q3 2024 21 VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with our material weakness in internal control over financial reporting; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s 2023 Form 20-F for the year ended 31 December 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 17 October 2024 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward- looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this document contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war in Ukraine and the resulting sanctions adopted by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countersanctions and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly.

Trading update Q3 2024 22 Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

Trading update Q3 2024 23 CONTENT OF THE ATTACHMENTS Attachment A Definitions 24 Attachment B Customers 26 Attachment C Reconciliation tables 26 Attachment D Rates of functional currencies to USD 30 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2024.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/ ATTACHMENTS

Trading update Q3 2024 24 ATTACHMENT A: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue) by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Discontinued operations under IFRS refers to a component of an entity, representing a major line of business or a geographic area of operations, that has either been disposed of or is classified as held for sale. As presented in the document, the results of discontinued operations that are presented separately, either in the current and/or prior year income statements, have no impact on balance sheet amounts of the prior periods. This means that neither the Algerian nor Russian operations contribute to the base performance of VEON for both the current and prior year shown. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2023 Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalised leases. Identified items are amounts impacting revenues and/or EBITDA, that may be recurring in nature, but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”) and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the classification of Russia as ‘discontinued operations’. LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items with an absolute amount of USD 5 million or more.

Trading update Q3 2024 25 Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers (also – mobile data subscribers) are mobile customers who have engaged in revenue- generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) are a variety of innovative services, such as mobile commerce, which uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents, excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when compared to competition. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai.

Trading update
Q3 2024

VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
	3Q24	2Q24	QoQ	3Q23	YoY	3Q24	2Q24	QoQ	3Q23	YoY
Ukraine	23.3	23.4	(0.5%)	24.1	(3.3%)	1.1	1.1	(1.6%)	1.1	(1.8%)
Pakistan	71.6	71.4	0.3%	70.5	1.6%					
Kazakhstan	11.6	11.4	2.2%	11.0	5.9%	0.7	0.7	3.8%	0.7	6.7%
Bangladesh	37.8	41.3	(8.6%)	39.9	(5.4%)					
Uzbekistan	8.2	8.1	1.0%	8.7	(6.0%)					
Kyrgyzstan	1.7	1.8	(1.1%)	1.9	(7.4%)					
Total	154.2	157.4	(2.0%)	156.1	(1.2%)	1.8	1.8	0.4%	1.8	1.4%

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA TO PROFIT/(LOSS) FOR THE PERIOD

USD million, unaudited	3Q24	3Q23	9M24	9M23
EBITDA	438	444	1,283	1,245
Depreciation	(132)	(136)	(396)	(396)
Amortization	(50)	(52)	(149)	(156)
Impairment (loss)/gain	(1)	1	(2)	11
(Loss)/gain on disposals of non-current assets	(0)	1	(2)	2
Gain/(loss) on disposals of subsidiaries	146	(0)	146	(0)
Operating profit	402	259	880	706
Financial income and expenses:	(112)	(116)	(340)	(363)
– Including finance income	11	16	32	49
– Including finance expenses	(123)	(132)	(372)	(412)
Net foreign exchange (loss)/gain and others:	5	41	15	64
– Including other non-operating gains/(losses)	3	2	23	17
– Including net foreign exchange (loss)/gain	3	39	(8)	48
Profit before tax from continuing operations	295	184	555	408
Income tax (expense)/gain	(69)	(53)	(162)	(116)
Profit/(loss) from continuing operations	226	131	394	292
Profit/(loss) from discontinued operations	-	337	-	807
Profit for the period	226	469	394	1,099
– Of which profit attributable to non-controlling interest	18	20	60	58
– Of which profit attributable to VEON shareholders	209	448	334	1,041

RECONCILIATION OF CAPEX

USD million, unaudited	3Q24	3Q23	9M24	9M23
Capex	198	131	504	393
Adding back purchase of licenses	(54)	(25)	(158)	(108)
Difference in timing between accrual and payment for capital expenditures	80	83	335	328
Cash paid for capital expenditures	224	188	681	613

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VEON

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	3Q24	3Q23	YoY change	9M24	9M23	YoY change
EBITDA	**438**	**444**	**(7)**	**1,283**	**1,245**	**38**
Movements in Working Capital	32	(4)	36	(55)	(65)	10
Movements in provisions	(1)	25	(26)	40	90	(50)
Net tax paid	(69)	(65)	0	(199)	(196)	(3)
Cash capex (excluding license payments)	(171)	(164)	(8)	(559)	(465)	(94)
Gain / (loss) on disposal of non-current assets	1	1	(0)	102	12	90
Interest expense - banking services	(11)	(4)	(7)	(33)	(11)	(22)
Net cashflow from banking services	5	0	4	14	(4)	18
Unlevered Free Cash Flow	**223**	**235**	**(12)**	**592**	**604**	**(13)**
Net interest	(81)	(56)	(25)	(283)	(303)	21
Equity Free Cash Flow	**142**	**179**	**(36)**	**309**	**301**	**8**
Lease liabilities payments - principal	(45)	(36)	(9)	(126)	(109)	(17)
Licenses payments	(53)	(25)	(28)	(122)	(147)	26
Equity Free Cash Flow (after leases and licenses)	**45**	**118**	**(74)**	**62**	**45**	**17**

Note: Certain comparative amounts have been reclassified to conform to the current period presentation.

RECONCILIATION OF LOCAL CURRENCY NORMALISED, LOCAL CURRENCY AND REPORTED YOY GROWTH RATES

3Q24

	Total Revenue				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Ukraine	17.9%	-	17.9%	(13.1%)	4.8%
Pakistan	22.6%	-	22.6%	5.9%	28.5%
Kazakhstan	14.8%	-	14.8%	(5.5%)	9.3%
Bangladesh	4.3%	(12.7%)	(8.4%)	(7.3%)	(15.7%)
Uzbekistan	15.2%	-	15.2%	(6.9%)	8.3%
Total	**16.0%**	**(1.9%)**	**14.1%**	**(4.3%)**	**9.8%**

	EBITDA				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Ukraine	6.9%	-	6.9%	(11.9%)	(5.0%)
Pakistan	14.7%	-	14.7%	5.5%	20.2%
Kazakhstan	2.1%	(8.0%)	(5.9%)	(4.3%)	(10.2%)
Bangladesh	27.0%	(31.0%)	(4.0%)	(7.7%)	(11.6%)
Uzbekistan	15.0%	-	15.0%	(6.9%)	8.0%
Total	**9.8%**	**(6.2%)**	**3.5%**	**(5.1%)**	**(1.5%)**

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VEON

9M24

	Total Revenue				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Ukraine	11.5%	(6.8%)	4.7%	(8.7%)	(4.0%)
Pakistan	25.0%	-	25.0%	0.2%	25.2%
Kazakhstan	18.2%	-	18.2%	(1.5%)	16.6%
Bangladesh	4.6%	(4.4%)	0.2%	(5.8%)	(5.5%)
Uzbekistan	14.3%	-	14.3%	(9.4%)	4.9%
Total	16.0%	(2.4%)	13.6%	(4.1%)	9.5%

	EBITDA				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Ukraine	8.8%	(11.5%)	(2.6%)	(8.3%)	(10.9%)
Pakistan	20.2%	-	20.2%	0.2%	20.4%
Kazakhstan	15.3%	(3.0%)	12.3%	(1.1%)	11.2%
Bangladesh	7.6%	(11.0%)	(3.4%)	(5.8%)	(9.2%)
Uzbekistan	1.3%	-	1.3%	(8.5%)	(7.2%)
Total	11.9%	(4.5%)	7.4%	(4.3%)	3.0%

RECONCILIATION OF AMOUNTS: REPORTED, IN CONSTANT CURRENCY AND IN CONSTANT CURRENCY ADJUSTED FOR IDENTIFIED ITEMS

3Q24

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying, constant FX
Total revenue				
Ukraine	250	281		281
Pakistan	359	342		342
Kazakhstan	224	235		235
Bangladesh	123	134	18	152
Uzbekistan	70	75		75
HQ, other and eliminations	13	13		13
Total	1,038	1,079	18	1,097

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying, constant FX
EBITDA				
Ukraine	144	162		162
Pakistan	149	142		142
Kazakhstan	106	111	10	121
Bangladesh	50	54	17	71
Uzbekistan	25	27		27
HQ, other and eliminations	(35)	(35)	11	(25)
Total	438	460	37	498

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Trading update
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VEON

9M24

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying, constant FX
Total revenue				
Ukraine	674	735	48	782
Pakistan	1,026	1,026		1,026
Kazakhstan	662	670		670
Bangladesh	404	429	18	447
Uzbekistan	203	221		221
HQ, other and eliminations	37	37		37
Total	3,006	3,119	66	3,185

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying, constant FX
EBITDA				
Ukraine	379	414	49	463
Pakistan	450	450		450
Kazakhstan	349	353	10	363
Bangladesh	146	155	17	173
Uzbekistan	73	80		80
HQ, other and eliminations	(114)	(115)	20	(95)
Total	1,283	1,337	96	1,433

RECONCILIATION OF NET DEBT

USD million	30 Sep 2024	30 Jun 2024	31 Mar 2024
Net debt, excluding leases and banking operations in Pakistan	2,100	2,226	2,040
Lease liabilities - principal	1,014	1,011	1,024
Net debt, excluding banking operations in Pakistan	3,114	3,237	3,064
Cash and cash equivalents	1,019	862	832
Deposits in MMBL and JazzCash in Pakistan	(144)	(140)	(200)
Long - term and short-term deposits	2	2	3
Gross debt	3,991	3,961	3,699
Interest accrued related to financial liabilities	87	69	85
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(13)	(13)	(8)
Total financial liabilities	4,064	4,018	3,775

Certain comparative amounts have been reclassified to conform to the current period presentation.

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Trading update
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VEON

EBITDA RECONCILIATION ON COUNTRY LEVEL

3Q24

USD million	Ukraine	Pakistan	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON Consolidated
EBITDA	144	149	106	50	25	5	(40)	438
Less								
Depreciation	(26)	(40)	(22)	(33)	(12)	(3)	4	(132)
Amortization	(11)	(17)	(6)	(14)	(1)	(1)	(0)	(50)
Impairment loss	(1)	-	0	(0)	-	-	(0)	(1)
Loss on disposals of non-current assets	(0)	0	0	0	(0)	0	0	(0)
Gains/(losses) on sale of investments in subsidiaries							146	146
Operating profit	106	93	78	2	12	1	110	402

9M24

USD million	Ukraine	Pakistan	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON Consolidated
EBITDA	379	450	349	146	73	14	(128)	1,283
Less								
Depreciation	(77)	(116)	(65)	(104)	(31)	(10)	8	(396)
Amortization	(34)	(49)	(18)	(44)	(3)	(2)	(1)	(149)
Impairment loss	(2)	-	0	(0)	-	0	(0)	(2)
Loss on disposals of non-current assets	(0)	0	(0)	0	(1)	(0)	0	(2)
Gains/(losses) on sale of investments in subsidiaries							146	146
Operating profit	265	285	267	(2)	37	2	25	880

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	3Q24	3Q23	YoY	3Q24	3Q23	YoY
Ukraine Hryvnia	41.14	36.57	(12.5%)	41.17	36.57	(12.6%)
Pakistan Rupee	278.46	293.13	5.0%	277.82	287.73	3.4%
Kazakhstan Tenge	477.86	455.03	(5.0%)	479.23	474.47	(1.0%)
Bangladeshi Taka	118.35	108.95	(8.6%)	119.50	110.06	(8.6%)
Uzbekistan Som	12,649.95	11,885.82	(6.4%)	12,715.42	12,175.07	(4.4%)
Kyrgyzstan Som	84.87	88.09	3.7%	84.20	88.71	5.1%
Russian Ruble	89.21	94.09	5.2%	92.71	97.41	4.8%
Euro	0.91	0.92	1.0%	0.90	0.95	5.0%

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